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May 21, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811- 21779
Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to an additional comment received by telephone on May 13, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 123 under the Securities Act of 1933, as amended, and Amendment No. 125 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 14, 2014, accession no. 0001133228-14-001056 (the “Amendment”). The Amendment relates to the registration of Class A, Class ADV, Class C, Class I, Class R1, Class R2, Class R3, Class R4, Class R5, and Class R6 shares of Small Cap Opportunities Fund, a series of the Trust (the “Fund”). This letter responds to a staff request for additional information regarding a comment that was originally addressed in a letter to the staff dated May 9, 2014.

For convenience, we have set forth the additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Comment — In Comment 9, the staff had asked the Trust to disclose whether the phrase “similarly structured pooled investments” are private funds exempt from registration under Sections 3(c)(1) or 3(c)(7) of the 1940 Act, and if so, to disclose the percentage of the portion of the Fund’s assets managed by that particular subadviser that could be invested in such instruments. The Trust responded that it would consider making changes in response to this comment in the next update of the prospectuses for all of the Fund’s share classes. The staff now asks the Trust to explain supplementally whether any “similarly structured pooled investments” are private funds.

Response — The Trust has clarified that the phrase “similarly structured pooled investments” relates to registered investment companies. The Trust intends to revise the disclosure accordingly in the next update of the prospectuses for all of the Fund’s share classes.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Page 2 May 21, 2014

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If you have any questions, please call me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Christopher Sechler